Exhibit 99.1

PRESS RELEASE

Immatics Announces $110 Million Underwritten Offering of Ordinary Shares

Houston, Texas and Tuebingen, Germany, October 10, 2022 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, announced today that it has agreed to sell, by way of an underwritten public offering, 10,905,000 of its ordinary shares at a price of $10.09 per share. The gross proceeds from the offering, before deducting the underwriting discount and offering expenses, are expected to be approximately $110 million. The offering is expected to close on October 12, 2022, subject to customary closing conditions.

The offering included participation from investors including Armistice Capital Master Fund Ltd., Dellora Investments, EcoR1 Capital, Nantahala Capital, Perceptive Advisors, Rock Springs Capital, RTW Investments, LP, Samsara BioCapital, SilverArc Capital, Sofinnova Investments, Wellington Management, 683 Capital and other specialist biotech investors.

Jefferies and SVB Securities are acting as joint book-running managers for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on August 9, 2021. The offering is being made only by means of a prospectus supplement and accompanying prospectus. When available, copies of the final prospectus supplement and accompanying prospectus related to the offering may be obtained for free from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com; or SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: (800) 808-7525, ext. 6105, email: syndicate@svbsecurities.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the closing of the public offering and gross proceeds therefrom are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Eva Mulder
Trophic Communications
Phone: +49 89 2070 89831 or +31 65 2331 579
immatics@trophic.eu
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Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com
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